Exhibit 99.2

October 18, 2010

To The Board of Directors of Lantronix:

The purpose of this letter is to express our deep disappointment in the company’s indifference and perplexing lack of responsiveness to shareholders’ legitimate concerns about Lantronix’s lackluster results under the leadership of President and CEO Jerry Chase and Chairman of the Board Lewis Solomon.

There is no doubt that Lantronix’s results are directly attributable to leadership’s indifference to what is going on in the marketplace and willful resistance to listening and applying what experts and veterans in the industry are saying.

Simply put: there is no vision, the haphazard strategy is not working, and Lantronix is losing its foothold in a rapidly growing, dynamic market. Lantronix’s poor financial and operational results and declining market capitalization all reflect the failure of Mr. Chase and Mr. Solomon’s leadership.

Despite the growing number of shareholders who have directly expressed their dissatisfaction with the company’s leadership and direction, some board members continue to accept and defend two years of management’s recycled excuses for why the company is performing at a level far below industry analyst projections. The victims of the board’s inactions are the shareholders who have suffered high losses and missed opportunities to unlock value in the growing M2M space. The dedicated and hardworking employees of Lantronix have also suffered, as the company’s declining results have led to 25% of employees being laid off since fiscal year 2009 and others subject to mandatory furloughs and losses in income while the leadership continues to waste valuable time, money and resources on pursuing a flawed, disconnected strategy.

In August, TL Investment notified the company of its intent to propose an alternate slate of three directors to the company board. Our purpose was to allow shareholders to decide which of the combined eleven candidates could best serve their interests in the boardroom and lead the way towards positive change.

The company’s preliminary proxy filing dated October 8, 2010, makes clear how the current board chose to subvert the process of providing shareholders a real choice in selecting who will best serve their interests. By reducing the company slate to six members, this board has used a technicality in the voting process to protect those who would prefer to maintain the status quo and at the same time, remove current board members whose valuable technology and entrepreneurial experience could help define a viable growth strategy.

The time for change is well past due. We believe that it is imperative that Mr. Chase and Mr. Solomon resign immediately and that the remaining board act quickly to install management and leadership that can unlock shareholder value and rebuild trust for shareholders.

Sincerely,

/s/ Manfred Rubin-Schwarz
Manfred Rubin-Schwarz, TL Investment GmbH